EXHIBIT 11

                          RAYMOND JAMES FINANCIAL, INC.
                        COMPUTATION OF EARNINGS PER SHARE
                    (in thousands, except per share amounts)



                                                  YEAR ENDED
                                  -------------------------------------------
                                  SEPTEMBER 27,  SEPTEMBER 29,  SEPTEMBER 30,
                                       1996           1995           1994
                                  -------------  -------------  -------------

Net income applicable to common
 stock and other dilutive
 securities                           $65,978        $46,141        $42,069
                                      =======        =======        =======

Average number of common
 shares and equivalents
 outstanding during the
 period (1)                            20,791         20,520         21,038

Additional shares assuming
 exercise of stock options
 and warrants (1)(2)                      234            185            321
                                      -------        -------         ------

Average number of common
 shares used to calculate
 earnings per share (1)                21,025         20,705         21,359
                                      =======        =======        =======


Income per share                      $  3.14        $  2.23        $  1.97
                                      =======        =======        =======


(1)   Restated to give retroactive effect to all common stock dividends.

(2) Represents the number of shares of common stock issuable on the exercise of dilutive employee stock options less the number of shares of common stock which could have been purchased with the proceeds from the exercise of such options. These purchases were assumed to have been made at the average market price of the common stock during the period, or that part of the period for which the option was outstanding.

                                     X - 65